Exhibit 2.2

Lock-Up Agreement

July 23, 2021

Avenue Venture Opportunities Fund, L.P.,

in its capacity as a Lender under the Existing Credit Agreement referred to below

11 W. 42nd St., 9th Floor

New York, NY 10036

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed First Amendment to Term Loan Agreement (the “Amendment”), entered into among Strongbridge U.S. Inc., a Delaware corporation (the “Borrower”), Strongbridge Biopharma plc, a public limited company incorporated under the laws of Ireland (the “Parent Guarantor”), each Lender party thereto, and Avenue Venture Opportunities Fund, L.P., a Delaware limited partnership, as administrative agent and collateral agent for the Lenders under the Existing Credit Agreement (in such capacities, collectively, the “Administrative Agent”), to that certain Term Loan Agreement, dated as of May 19, 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time immediately prior to the First Amendment Effective Date (as defined in the Amendment), the “Existing Credit Agreement”; the Existing Credit Agreement, as amended by this Amendment and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time after the date hereof, is herein referred to as the “Amended Credit Agreement”), by and among the Borrower, Parent Guarantor, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent . Capitalized terms used but not otherwise defined in this Lock-Up Agreement have the same meanings as specified in the Amended Credit Agreement.

In order to induce the Borrower and Parent Guarantor to enter into the Amendment, you agree that, for a period beginning on the date hereof and ending on the date that is 90 days from the Parent Guarantor Acquisition Date (such 90-day period, the “Lock-Up Period”), you will not (except as provided below), without the prior written consent of Parent Guarantor, (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Option Shares subject to the Conversion Option allotted in respect of the aggregate principal amount of outstanding Loans in excess of $3,000,000 (such Option Shares, the “Lock-Up Shares”) or any securities underlying, convertible into or exercisable or exchangeable for Lock-Up Shares, whether now owned or hereafter acquired by you or with respect to which you have or hereafter acquire the power of disposition (collectively, the “Lock-Up Securities”), or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Lock-Up Shares, in cash or otherwise.

Notwithstanding the foregoing, you may transfer the Lock-Up Securities without the prior written consent of Parent Guarantor pursuant to a bona fide third-party tender offer, merger, consolidation, scheme of arrangement or other similar transaction made to all holders of Parent Guarantor’s share capital involving a change of control of Parent Guarantor that has been approved by the board of directors of Parent Guarantor; provided that (A) any and all securities delivered as consideration for such Lock-Up Securities (the “Stock Consideration”) held by you pursuant to such tender offer, merger, consolidation, scheme of arrangement or other similar transaction shall remain subject to all of the restrictions set forth in this Lock-Up Agreement, (B) in the event that such tender offer, merger, consolidation, scheme of arrangement or other such transaction is not completed, the Lock-Up Securities held by you shall remain subject to all of the restrictions set forth in this Lock-Up Agreement and (C) for purposes of this paragraph, “change of control” shall mean the consummation of any bona fide third party tender offer for any and all of Parent Guarantor’s share capital or any merger, consolidation, scheme of arrangement or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than Parent Guarantor, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of greater than 50% of the total voting power of the voting securities of Parent Guarantor.

In no event shall the terms of this Lock-Up Agreement apply to any shares of Parent Guarantor you purchase in the public market following the First Amendment Effective Date.

You agree and consent to the entry of stop transfer instructions with Parent Guarantor’s transfer agent and registrar, and the transfer agent and registrar of any third party with respect to a bona fide third-party tender offer, merger, consolidation, scheme of arrangement or other similar transaction described above against the transfer of, as applicable, the Lock-Up Securities or the Stock Consideration except in compliance with the foregoing restrictions.

This Lock-Up Agreement shall automatically terminate, and you shall be released from its obligations hereunder, upon the earliest to occur, if any, of (1) prior to the execution and delivery of the Amendment, either you or Parent Guarantor notifies the other that it does not intend to proceed with the Amendment, and (2) the Amendment or the Existing Credit Agreement (other than the provisions thereof which survive termination) shall terminate prior to delivery of the Lock-Up Shares, except if such termination is effected with the settlement in full of the indebtedness outstanding under the Amended Credit Agreement ((x) other than with respect to contingent indemnification and reimbursement obligations as to which no claim has been asserted and (y) subject to customary reinstatement language and the survival of provisions which by their express terms survive any such settlement) in connection with the Parent Guarantor Acquisition.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Signature Page Follows]

Very truly yours,

STRONGBRIDGE BIOPHARMA PLC

Signature:	/s/ Richard S. Kollender

Name:	Richard S. Kollender
Title	President and CFO

Acknowledged and Agreed:

AVENUE VENTURE OPPORTUNITIES FUND, L.P.

Signature:	/s/ Sonia Gardner

Name:	Sonia Gardner
Title	Authorized Signatory

[Signature page to Strongbridge Biopharma plc Lock-Up Agreement — 2021 Avenue Loan Amendment]